NIOGOLD MINING CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Quarter Ended November 30, 2007

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim financial statements of Niogold Mining Corp. (“the Company”) for the quarter ended November 30, 2007 (the "Current Period") and compares the financial results for the Current Period to those of the quarter ended November 30, 2006 (the "Comparative Period"), and the Company's financial condition as at November 30, 2007 to that at August 31, 2007.

The following information, prepared as of January 24, 2008, should be read in conjunction with the November 30, 2007 audited financial statements.

The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principals. All amounts are expressed in Canadian Dollars.

Historical results of operations, percentage relationships and any trends that may be inferred from the following discussion and analysis are not necessarily indicative of the operating results for any future period.

Business of the Company

The Company is engaged in mineral property exploration in the Province of Quebec.

The Company has assembled a diversified property portfolio that shows potential for gold, diamonds, niobium, and rare earth elements as well as nickel, copper, cobalt and phosphorus.

Discussion of Financial Condition and Results of Operations

Financial Condition

As at November 30, 2007, the Company had $7,999,718 of current assets and $221,658 of current liabilities, resulting in working capital of $7,778,060. This compares to working capital of $8,714,572 as at August 31, 2007. This decline in the Company’s working capital position was primarily the result of exploration expenditures in the Current Period – see "Mineral Property Expenditures” below.

The Company's mineral properties had a book value for accounting purposes of $7,179,124 at the end of the Current Period, compared to $6,379,369 as at August 31, 2007. There were no write-downs or write-offs of mineral properties during the Current Period or the Comparative Period.

Private Placement Financings

During the Current Period the Company did not conduct any equity financings, nor did it receive any funds from the exercise of share purchase warrants or options.

Results of Operations

The Company incurred a net loss of $118,156 or $0.002 per share in the Current Period net of an unrealized gain on investments of $102,561.  The loss before unrealized gain on investments was $220,717 or $0.004 per share.  These figures compare with a net loss of $118,572 or $0.004 per share in the Comparative Period.  There was no unrealized gain on investments in the Comparative Period.

Operations for the Current Period generated no revenue. Expenses for the Current Period consisted primarily of shareholder information, management fees, investor relations, legal and audit, and other administrative expenses. There were no extraordinary items charged to income.

During the Current Period, the Company spent $799,755 on mineral property exploration – for additional details see "Mineral Property Expenditures" below. This compares with $592,994 spent on mineral property exploration in the Comparative Period.

Mineral Property Expenditures

Blondeau-Guillet Project – $225

This property is under option to SearchGold Resources Inc.  Under the terms of the option agreement dated June 20, 2006, SearchGold may earn a 70% interest in the Blondeau-Guillet property by paying $50,000 (paid), issuing 750,000 shares (received) and incurring 620,000 in exploration expenditures over 3 years.

During the Current Period the Company attended to the filing of assessment credits and claim renewals.

Boyvinet Project – $67

During the Current Period the Company attended to the filing of claim renewals.

Camflo West and Malartic Hygrade Project – $25,182

During the Current Period the Company made progress on preparation of the 2006 exploration report which will be filed for assessment credits.

During the Current Period the Company also attended to the filing of claim renewals.

Le Tac Project – $821

During the Current Period the Company attended to the filing of claim renewals.

Marban, First Canadian, Norlartic and Gold Hawk Properties – $622,451

During the Current Period the Company continued its 2007 drilling program.  During the months of September, October and November a total of 4,198 meters of drilling was completed in 11 holes.  Since the start of the 2007 drilling program in April a total of 11,756 metres have been completed in 33 drill holes as follows:

Marban Mine target	24 holes	9,467 metres
Norlartic Main Zone	3 holes	768 metres
Kierens Zone	3 holes	831 metres
Marban NE target	2 holes	690 metres

Assay results for drill core from the Marban Mine area continue to return significant gold intervals.  During September assay results were received with best intervals of 18.5 g/t Au over 0.5 metres and 15.5 g/t Au over 1.8 metres.  During the months of October and November, assay results were received with best intervals of 6.51 g/t Au over 2.5 metres and 6.08 g/t Au over 6.5 metres.

Assay results for the Norlartic Main Zone included a best interval of 5.39 g/t Au over 1.0 metre.

Results are pending for drill core from the Kierens Zone and the Marban NE target.

In order to fully comply with NI 43-101 guidelines, the Company has established a quality assurance and quality control regime to insure the precision and reproducibility of assay results which includes the insertion of standards, blanks and duplicate samples in batches sent for assay.

In conjunction with the drilling program, detailed geological interpretation of the Marban mine sector continued during the period.  A 3-D model of the Marban Mine Sequence was produced from interpreted cross-sections at 50- to 12.5-metre spacing depending drill hole density.  Based on the interpretation and results received to date, an additional 27 holes (9,500 m) were planned mainly to investigate the west strike extent of the Marban Mine Sequence.

The Company also completed approximately 3,100 metres of line-cutting in order to extend the Marban mine grid to the north for the on-going drilling program.

In light of the near-surface bulk tonnage potential of the neighbouring Norlartic and Kierens deposits highlighted by the resource estimate completed in June 2007, a decision was made to undertake a resource estimate for the North-North Zone.  During the months of October and November a complete reinterpretation of the North-North Zone was conducted.  A set of 33 drill hole cross-sections were produced, interpreted and digitized.  The reinterpretation indicated the presence of several gold mineralised lenses based on a 1 g/t Au cut-off grade  All information, including historic drilling and valuation reports, was sent to Golder Associates of Val-d’Or, Quebec who will prepare a National Instrument 43-101 compliant resource estimate which should be completed in early 2008.

The reinterpretation work also led to the planning of an extension diamond drilling program for the North-North Zone consisting of 31 holes for 7,100 metres.

During the Current Period the Company also attended to the filing of assessment credits.

Montviel Carbonatite Project – $490

During the Current Period the Company attended to the filing of claim renewals.

Pump Lake Project – $150,341

Follow-up work was conducted in August and September on the Roxane and Emma uranium showings discovered in July.  Sixty kilometers of line-cutting was completed in order to establish a field grid at 50-metre line spacing over a 2.6 kilometre by 1.0 kilometre area.

An outside consulting company conducted ground radiometric and magnetic geophysical surveying over the grid.  Several additional outcrops of intrusive units with high uranium CPS counts were uncovered and sampled.

Assay results received from the follow-up work conducted in August and September over the Roxane showing indicate that the radioactive intrusive dykes are enriched in uranium, thorium, niobium, light rare earth elements and phosphor.  The Roxane radioactive dyke swarm was traced over a length of 2.3 kilometres.

A mechanical stripping and sampling program was conducted during the months of October and November over several select sites located in the northeast portion of the property.  An outside consultant was contracted to obtain the required permits from the MNRFQ to re-establish and construct access roads and for the overburden stripping. Ten kilometres of old logging road on the east side of Lake Lesueur was rehabilitated and a few kilometres of new road were constructed to access the Roxane showing grid from east to west.  Six target sites were stripped and channel sampled using a diamond saw.  Four of the sites were further exposed by blasting.

Four sites stripped at the Roxane prospect confirmed the northeast-southwest trend of radioactive intrusive dykes.  A strip area on the Emma showing extended the radioactive zone over a few meters.

An outcrop of a magnetite-bearing horizon exposed one kilometre to the northeast of the Roxane showing was blasted and a 100-kilogram sample taken for metallurgical and Davis Tube recovery tests.  A total of about 120 samples were taken during the stripping program and sent for assay.  Assay results are pending.

Reconnaissance radiometric surveying lead to the discovery of an anomaly with high uranium / thorium ratio counts located to the northwest of Lac Lesueur.  The prospect has been named Lake Flood.

During the Current Period the Company also staked additional claims (see “Property Acquisitions and Dispositions" below) and attended to the filing of assessment credits and claim renewals.

Vassan Project – $178

This property is under option to Alexandria Minerals Corporation.  Under the terms of the option agreement dated September 29, 2006, Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares to the Company (received) and incurring $65,000 of exploration expenditures on the property over one year.

During the Current Period the Company attended to the filing of claim renewals.

Property Acquisitions and Dispositions

During November the Company map-staked fifty additional claims to cover prospective ground over the Roxane-Emma mineralized trend.  The Pump Lake Project now consists of 234 claims covering 13,514 hectares.

Other Financial Information

Selected Annual Information

The following table provides selected financial information for each of the three most recently completed financial years.

	August 31, 2007 $	August 31, 2006 $	August 31, 2005 $
Total Revenue	-	-	-
Loss Before Extraordinary Items - Total - Per share (1) (2)	(1,226,831) (0.03)	(834,209) (0.04)	(751,602) (0.06)
Loss - Total - Per share (1) (2)	(1,226,831) (0.03)	(834,209) (0.04)	(751,602) (0.06)
Total Assets	15,467,469	6,310,356	2,746,644
Total Long Term Liabilities	-	-	-
Cash Dividends Declared - Per common share	-	-	-

(1)

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.

(2)

Fully diluted loss per share is not presented because the exercise of options and warrants would not be dilutive.

Summary of Quarterly Results

The following table provides selected financial information for the eight most recently-completed fiscal quarters.

	First Quarter Ended Nov 30, 2007 $	Fourth Quarter Ended Aug 31, 2007 $	Third Quarter Ended May 31, 2007 $	Second Quarter Ended Feb 28, 2007 $	First Quarter Ended Nov 30, 2006 $	Fourth Quarter Ended Aug 31, 2006 $	Third Quarter Ended May 31, 2006 $	Second Quarter Ended Feb 29, 2006 $
Total Revenue	-	-	-	-	-	-	-	-
Loss - Total	118,156	339,372	377,170	391,717	118,572	379,792	147,572	195,568
- Per Share	0.00	0.01	0.01	0.01	0.00	0.01	0.01	0.01

Changes in Accounting Policies

There were no changes to the Company’s accounting policies during the Current Period, nor are there any proposed changes to the Company's accounting policies.

Related Party Transactions

The following table summarizes transactions between the Company and related parties.

	2007 $	2006 $
Transactions During the Quarter
Consulting fees paid or payable to directors and officers of the Company.	-	15,000
Management fees paid or payable to a company controlled by a director and officer of the Company.	36,000	25,500
Office rent paid to companies controlled by directors of the Company.	1,500	1,500
Balances at end of Quarter
Amount included in prepaid expenses owed to the Company by a director of the Company.	-	1,864

Liquidity and Capital Resources

The Company has met all cash requirements for its operations through funds previously raised through completed equity financings. Future funding needs of the Company will be dependent upon the Company’s continued ability to obtain equity and/or debt financing to continue exploration activities and to otherwise meet its financial obligations as they become due.

At the present time, Management feels that the Company has adequate cash resources to satisfy its exploration activities in the near future.

In the future, a number of factors will affect the Company’s ability to raise additional equity capital, including but not limited to market conditions and the economic prospects of its mineral properties.

Financial Instruments

Effective September 1, 2006, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3855 “Financial Instruments” and Section 3861 “Financial Instruments -- Disclosure and Presentation”.  Section 3855 recommends that financial assets and liabilities classified as held for trading be measured at fair value with gains and losses recognized in net income in the periods in which they arise.  The Company classifies its investments in marketable securities as held for trading.

The carrying value of cash and cash equivalents, accounts receivable, prepaid expenses and deposits and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Subsequent Events

On December 29, 2007 and December 30, 2007, a total of 638,800 share purchase warrants expired without being exercised.

Outstanding Securities of the Company

Issued and Outstanding Shares

As at November 30, 2007, the Company had 61,092,089 common shares issued and outstanding.  As at January 24, 2008, the effective date of this MD&A, the Company had 61,092,089 common shares issued and outstanding.

Outstanding Warrants

As at January 24, 2008, the effective date of this MD&A, the following common share purchase warrants were outstanding.

Exercise Price and Expiry Date	Number
$0.70 until October 17, 2008	1,644,871
$0.70 until October 24, 2008	9,263,535
$0.70 until December 27, 2008	118,611
11,027,017

Outstanding Director and Employee Options

As at January 24, 2008, the effective date of this MD&A, the following director and employee options were outstanding.

Exercise Price and Expiry Date	Number
$0.30 until October 31, 2008	300,000
$0.30 until December 7, 2009	100,000
$0.30 until February 21, 2010	400,000
$0.30 until April 25, 2010	125,000
$0.30 until February 17, 2011	300,000
$0.30 until March 14, 2011	225,000
$0.31 until May 19, 2011	160,000
$0.28 until December 12, 2011	430,000
$0.35 until January 17, 2012	175,000
$0.47 until February 6, 2012	100,000
$0.38 until February 19, 2012	250,000
$0.41 until March 12, 2012	90,000
$0.41 until May 3, 2012	20,000
$0.364 until May 18, 2012	200,000
$0.435 until August 8, 2012	720,000
3,595,000

Outstanding Agent’s Compensation Options

As at January 24, 2008, the effective date of this MD&A, there were 1,752,300 agent’s compensation options outstanding, exercisable at $0.45 per share until October 24, 2008.

Risk and Uncertainty

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The recoverability of amounts shown for mineral properties may be affected by changing economic, regulatory and political variables. Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Forward-Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance upon such forward-looking statements.

Disclosure Controls and Procedures

Management has implemented a system of disclosure controls and procedures that provides a reasonable level of assurance that information required to be disclosed by the Company on a continuous basis and in annual and interim fillings or other reports is recorded, processed, summarized and reported on a timely basis as required.

Management is also responsible for the design, implementation and maintenance of the Company’s system of internal controls over financial reporting.  This system is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures and its system of internal controls over financial reporting as at the end of the Current Period and has concluded that these systems are sufficient to provide reasonable assurance that the Company’s disclosures are in compliance with securities regulations.

The small size of the Company and limited number of staff preclude comprehensive segregation of incompatible functions within the accounting department, however, management believes that the resulting control weaknesses are compensated for by the provision of adequate levels of supervision and review by senior executives.

While management believes the Company’s disclosure controls and procedures and system of internal controls over financial reporting are generally effective, they do not expect that these systems will prevent or detect all material errors or fraud.

Additional Information

Additional information related to the Company is available from SEDAR at www.sedar.com.

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